CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH [***].

January 7, 2011

VIA EDGAR

Mr. John Cash

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Georgia Gulf Corporation (File No. 001-09753)
Form 10-K: For the Year Ended December 31, 2009
Form 10-Q: For the Quarterly Period Ended June 30, 2010

cc:	Mindy Hooker, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance

Dear Mr. Cash:

Georgia Gulf Corporation (“Georgia Gulf,” “GGC,” “we,” “our” or the “Company”) has set forth below in this letter a response to the Securities and Exchange Commission (the “SEC” or the “Commission”) Staff’s comment letter dated December 17, 2010 addressed to Gregory C. Thompson, Chief Financial Officer of the Company and to issues raised in certain subsequent telephone conversations with the Staff.  This letter repeats such comment followed by our response thereto.

Please be advised that we are requesting confidential treatment of portions of Exhibit A (the “Confidential Portions”), included in connection with the Freedom of Information Act, and have submitted a separate letter in connection with that request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (the “Rule”). In accordance with the Rule, the Confidential Portions are being submitted to you separately.

Form 10-K for the year ended December 31, 2009

19. Segment Information, page 94

We read your response to comment eight of our letter dated October 28, 2010.  Please tell us if you have revenues by product line below your reportable segments. If such information is not available, please revise future filings to disclose that fact. If such information is available, please provide it to us and help us better understand why you do not believe it is required or would be useful to investors.

Response:  ASC Topic 280, Segment Reporting, and Subtopic ASC 280-10-50-40 specifically require that: “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

The Company’s operations are conducted in and, consequently, its general purpose financial statements are produced reflecting, three reportable segments:  chlorovinyls, aromatics, and building products.

ASC Topic 280, Segment Reporting, and Subtopic 50-11 provide the following guidelines for evaluating similarities:

a.               The nature of the products and services

b.              The nature of the production processes

c.               The type or class of customer for the products and services

d.              The methods used to distribute the products or provide the services

e.               If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We incorporate such guidelines in evaluating the similarities of our products lines within our reportable segments.

All of the Company’s segments are subject to essentially the same regulatory environment.  As this criterion e. above is not a differentiating factor, it will not be considered in the analysis below.

I.                 Chlorovinyls

a.               The nature of the products and services

The Chlorovinyls operating segment primarily consists of the products chlorine and caustic soda, Vinyl Chlorine Monomer (“VCM”), and vinyl resins (PVC) and vinyl compounds.  All of these products have the commonality of being commodity chemicals that are derived from the chlorine molecule, or in the case of caustic soda, a co-product of chlorine production.

b.               The nature of the production process

These products are commodities produced through a continuous flow process whereby the first product, chlorine, is processed with a catalyst and ethylene to produce VCM.  Both chlorine and VCM are primarily produced for internal consumption, but occasionally are sold externally. VCM is processed through a polymerization process to produce Poly Vinyl Chloride (“PVC” or “vinyl resins”), and PVC is mixed and/or blended with additives to produce rigid and flexible vinyl compounds. Caustic soda is a co-product derived in the production of chlorine.

c.               The type or class of customer for the products and services

The customer base for the various products is largely similar, primarily in that they purchase derivations of PVC to manufacture PVC based products.  The specific points of the production process at which we sell products and customers order products are dependent on the customers’ own processing capabilities. The processing capabilities can vary by location for a single customer.  As all these products are ultimately used by customers producing PVC based products, the demand and pricing for our Chlorovinyls segment products generally trend in similar patterns and are primarily impacted by the cost of the underlying commodity raw materials.

d.               The methods used to distribute the products or provide the services

All of the products in our Chlorovinyls segment share common methods of distribution. Internal sales forces are primarily used to pursue sales opportunities and negotiate contracts. These products are shipped via railcar, marine vessel, or truck.

While certain revenue-related information for the above mentioned product lines is prepared for certain internal management uses, as described above these products are similar and related in terms of the nature of the raw materials underlying the products, the production processes and usages, the customer profiles and distribution methods, and sales patterns are typically consistent across the segment; therefore we believe we have complied with the disclosure requirements of ASC Topic 280-10-50-40 by disclosing the revenues from external customers for this group of similar products in our segment reporting disclosures and any additional disclosure would not be meaningful to investors.

II.             Aromatics

a.               The nature of the products and services

The Aromatics segment, like the Chlorovinyls segment, also consists of a highly vertically integrated chain of commodity chemical products, which primarily includes cumene, phenol and acetone.

b.     The nature of the production processes

Phenol and acetone are both byproducts of distilled cumene and therefore are the result of the same production process. Since phenol and acetone are byproducts of cumene their sales pricing and volume are similarly impacted, by industry and general economic conditions and developments for the underlying raw material.  Segment sales, constituting all products, are dependent on cumene sales pricing and volume.

c.               The type or class of customer for the products and services

The typical customer in the Aromatics segment purchases and manufactures cumene, phenol and acetone, and is typically a consumer in the building materials and/or engineered plastics (i.e. polycarbonates) markets.  Sales patterns are typically consistent across the product lines and are primarily impacted by the cost of the underlying commodity raw materials.

d.               The methods used to distribute the products or provide the services

All of the products in the aromatics segment share common shipping methods: they are shipped either by railcar or by marine vessel.  Internal sales forces are primarily used to pursue sales opportunities and negotiate contracts.

While we produce a limited amount of revenue-related information for internal management purposes for the above mentioned product lines, these products are similar in terms of production processes, customer profiles, and distribution methods and sales patterns are typically consistent across the segment; therefore we believe we have complied with the disclosure requirements of ASC Topic 280-10-50-40 by disclosing the revenues from external customers for this group of similar products in our segment reporting disclosures and any additional disclosure would not be meaningful to investors.

III.         Building Products

a.               The nature of the products and services

The Building Products segment manufactures and markets a broad range of vinyl-based products for the home, building and construction markets.  These vinyl-based products consist of the following product lines: (i) window and door profiles, (ii) moulding (trim board), (iii) siding, (iv) pipe and fittings and (v) deck, fence and rail.

b.               The nature of the production processes

These products share a commonality in that they are primarily manufactured with extruded PVC resin and vinyl compounds.

c.               The type or class of customer for the products and services

Our Building Products segment customers are in the home building, construction and renovation industries, which share similar end uses.  Demand and pricing for all of the product lines in our Building Products segment are dependent on the

North American housing and construction markets and consequently trend in similar patterns.

d.     The methods used to distribute the products or provide the services

Sales are made primarily through internal sales representatives and similar sales channels, which share similar sales and marketing efforts. We have active programs to (i) sell bundled packages of combinations of various components of the above individual product lines and (ii) sell multiple product lines through single sales channels and to individual customers. Sales efforts are targeted towards independent dealers and mass merchants (big box retail home improvement stores).

While we do produce certain revenue-related information for certain internal purposes for the above mentioned product lines, these products and production methods are similar, as are the customers who purchase them and the distribution methods, and sales patterns are typically consistent across the segment.  Further, due to the fact that all Building Products segment sales are into the North American housing and construction markets, we do not believe disclosing sales from our Building Products segment’s individual product lines would provide any additional meaningful information to investors.   As these products are similar in terms of end uses and markets, customers and sales marketing processes and channels, we believe we have complied with the disclosure requirements of ASC Topic 280-10-50-40 by disclosing the revenues from external customers for this group of similar products in our segment reporting disclosures.

Notwithstanding all of the foregoing, pursuant to our telephone conversations with the Staff on January 4, 2011, a detail of certain revenue information referred to above and prepared for limited, internal management purposes is included in Exhibit A.

In responding to the Commission’s comments, the management team of Georgia Gulf acknowledges responsibility for the accuracy and adequacy of the disclosure in our SEC filings in accordance with the Securities and Exchange Act of 1934 and all applicable Exchange Act rules.  In addition, the management team of Georgia Gulf acknowledges its responsibility for the following:

•                  The Company is responsible for the adequacy and accuracy of disclosure in the filings;

•                  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to call me at (770) 395-4577.

Very truly yours,

/s/ Mark E. Buckis
Vice President and
Corporate Controller

Exhibit A

Georgia Gulf Corporation and Subsidiaries

Consolidated External Revenue

For the Years Ended December 31, 2009, 2008 and 2007

(In thousands)	Year Ended December 31, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007
Chlorovinyls
[***]	$ [***	]	$ [***	]	$ [***	]
Total	940,639		1,379,957		1,409,129

Aromatics
[***]	[***	]	[***	]	[***	]
Total	321,305		618,837		666,923

Building Products
[***]	[***	]	[***	]	[***	]
Total	728,147		917,683		1,081,218

Total	$1,990,991		$2,916,477		$3,157,270